UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                     ISHARES LEHMAN SHORT TREASURY BOND FUND
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    464288679
                                 (CUSIP Number)

                                  July 31, 2007
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Lockwood Capital Management, Inc. (formerly known as Lockwood Financial Services Inc.)
         IRS No. 23-2824427

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2. Check the Appropriate Box if a Member of a Group (see Instructions):
   (a)
   (b)

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
SCHEDULE 13G
CUSIP No. 464288679

3.       SEC Use Only _______________________________________________

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4.       Citizenship or Place of Organization:
         Delaware

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Number of
Shares
Beneficially
Owned By
Each Reporting
Person With
                        5. Sole Voting Power:

                           360,045


                        6. Shared Voting Power:

                           0


                        7. Sole Dispositive Power:

                           360,045


                        8. Shared Dispositive Power:

                           0

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 360,045

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions): N/A

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11. Percent of Class Represented by Amount in Row (9): 11.6%

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12. Type of Reporting Person (See Instructions):
    Investment Adviser (IA)

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SCHEDULE 13G
CUSIP No. 464288679

Item 1(a)           Name of Issuer:
                    ISHARES LEHMAN SHORT TREASURY BOND FUND
Item 1(b)           Address of Issuer's Principal Executive Offices:
                    45 Fremont St.
                    San Francisco, CA  94105
Item 2(a)           Name of Person Filing:
                    Lockwood Capital Management, Inc. (formerly known as Lockwood Financial Services Inc.)
Item 2(b)           Address of Principal Business Office:
                    10 Valley Stream Parkway
                    Malvern, PA  19355
                    USA
Item 2(c)           Citizenship:
                    Delaware
Item 2(d)           Title of Class of Securities:
                    Common Shares
Item 2(e)           CUSIP Number:
                    464288679
Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                    (a) [ ] Broker or dealer registered under section
                    15 of the Act (15 U.S.C. 78o).
                    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
                    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                    (e) [X] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).
                    (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).
                    (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).
                    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
                    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).


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SCHEDULE 13G
CUSIP No. 464288679

                    (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4              Ownership:
                    The securities reported herein (the "Securities") are beneficially owned by managed accounts which, pursuant to investment management contracts, are managed by Lockwood Capital Management, Inc. ("Lockwood"), an indirect wholly owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"). Such investment management contracts grant to Lockwood all investment and/or voting power over the securities owned by such investment management clients. Therefore, Lockwood may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of the Securities.

                    Beneficial ownership by investment management subsidiaries and other affiliates of BNY Mellon is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as BNY Mellon, where related entities exercise voting and/or investment powers over the securities being reported independently from each other. The voting and/or investment powers held by Lockwood are exercised independently from BNY Mellon (Lockwood's parent holding company) and from all other investment management subsidiaries of BNY Mellon (BNY Mellon its affiliates and investment management subsidiaries other than Lockwood are, collectively, "BNY Mellon affiliates"). Furthermore, informational barriers exist that prevent the flow between Lockwood and BNY Mellon's affiliates of information that relate to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, Lockwood and BNY Mellon affiliates report the securities over which they hold investment and/or voting power separately from each other for purposes of
                    Section 13 of the Act.

                    (a) Amount beneficially owned: 360,045

                    (b) Percent of class: 11.6%

                    (c) Number of shares as to which the person has:

                         (i)   Sole power to vote or to direct the vote: 360,045

                         (ii)  Shared power to vote or to direct the vote: 0

                         (iii) Sole power to dispose or to direct the
                               disposition of: 360,045

                         (iv) Shared power to dispose or to direct the disposition of: 0

Item 5                 Ownership of Five Percent or Less of a Class:
                            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

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SCHEDULE 13G
CUSIP No. 464288679


Item 6              Ownership of More than Five Percent on Behalf of Another
                    Person:
                    The clients of Lockwood Capital Management, Inc., including managed accounts, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities reported on in this statement.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company: N/A

Item 8              Identification and Classification of Members of the Group:
                    N/A

Item 9              Notice of Dissolution of a Group:
                    N/A

Item 10             Certification:
                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    Signature:  Elizabeth C. Detwiler
                                ---------------------
                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           Date:  August 6, 2007
                                                --------------------------------

                                           LOCKWOOD CAPITAL MANAGEMENT, INC.

                                           By: /s/ Elizabeth C. Detwiler
                                               ---------------------------------
                                               Assistant Secretary


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